September 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alexandra Barone
Jan Woo
Lisa Etheredge
Robert Littlepage

Re:	ForgeRock, Inc.
Registration Statement on Form S-1
(File No. 333-259016)

Acceleration Request

Requested Date:    Wednesday, September 15, 2021

Requested Time:   3:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ForgeRock, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-259016) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan D. Pavri at (650) 430-1175.

[Signature page follows]

Sincerely, FORGEROCK, INC.

/s/ Francis Rosch
Francis Rosch
President and Chief Executive Officer

cc:	John Fernandez, ForgeRock, Inc.
Sam Fleischmann, ForgeRock, Inc.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP
Beth LeBow, Davis Polk & Wardwell LLP